07027213

October 5, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO. 82-34859)

2007 OCT 15 P 4:35

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Purchasing Condition Report of Treasury Stock (Filed on October 3, 2007)
2. Change of Representative Director (Filed on September 27, 2007)
3. Organizational and Personnel Changes (Filed on September 27, 2007)
4. Acquisition of Additional Shares of Net it works, Inc. (Release No.2) (Filed on September 26, 2007)
5. Reissue of Extraordinary Report (Filed on September 21, 2007)
6. Notice of Revised Full-Year Business Forecasts for Fiscal Year Ending September 2007 (Filed on September 18, 2007)
7. Notice of the Monthly Sales for the Term Ending September 2007_Aug. (Filed on September 18, 2007)
8. Notice of Consolidation of Offices (Filed on September 10, 2007)
9. Acquisition of Additional Shares of Net it works, Inc. (Filed on September 6, 2007)
10. Purchasing Condition Report of Treasury Stock (Filed on September 6, 2007)
11. Notice Concerning Today's Press Reports (Filed on August 31, 2007)

dw 10/16

SN-2007-9

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507(Direct) FAX : +81-3-3780-9510
e-mail. IR@fullcast.co.jp

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd., Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9507, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
CFO, Executive Director

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507 (Direct) FAX : +81-3-3780-9510
e-mail. IR@fullcast.co.jp

Purchasing Condition Report of Treasury Stock

October 3, 2007
Fullcast Co., Ltd.

Type of share Common share

1. Acquisition

(1) Acquisition by resolution of a general meeting of shareholders

No applicable item

(2) Acquisition by resolution of a meeting of the Board of Directors

As of September 30, 2007

Category	Number of shares (shares)		Total price (yen)
Acquisition by resolution of a meeting of the Board of Directors on December 21, 2006 (Period of acquisition: December 22, 2006 to September 30, 2007)		10,000	3,000,000,000
Treasury stocks acquired in the reporting month (Date of acquisition)	—	—	—
Total	—	—	—
Total treasury stocks acquired as of the end of the reporting month		4,571	1,284,533,000
Progress in acquisition of treasury stocks (%)		45.7	42.8

2. Processing

No applicable item

3. Holdings

As of September 30, 2007

Holdings as of the end of the reporting month	Number of shares (shares)
Total number of shares outstanding	275,964
Number of treasury stocks held	11,100

September 27, 2007

Company name: Fullcast Co., Ltd.

Representative: Hiroyuki Urushizaki
Representative Director and President

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Executive Officer and General Manager of Finance and Investor Relations

Telephone: +81-3-3780-9507

For Immediate Release:

Change of Representative Director

Following a meeting of its Board of Directors today, Fullcast Co., Ltd. is pleased to announce a change of Representative Director as described below.

Details

1. Reasons for the change
As stated in "Announcement of Administrative Sanction (Business Suspension Order)" on August 3, 2007, Takehito Hirano, chairman and representative director, proposed to return his representative rights on September 30, 2007.

2. New and Former titles of the representative director

New title	Name	Former title
Chairman of the Board of Directors	Takehito Hirano	Representative Director and Chairman, Group Chief Executive Officer

3. Date of change: September 30, 2007

###

September 27, 2007

Company name: Fullcast Co., Ltd.

Representative: Hiroyuki Urushizaki
Representative Director and President

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Executive Officer and General Manager of Finance and Investor Relations

Telephone: +81-3-3780-9507

For Immediate Release:

Organizational and Personnel Changes

Fullcast Co., Ltd. is pleased to announce the following organizational and personnel changes, effective October 1, 2007.

Details

1. Organizational changes

Fullcast is undertaking an organizational change to bolster its structure and promptly respond to changes in the business environment confronting the Company.

(Details of the Change)

1) The Company has established a New Business Development Department, a Business Promotion Department and a Sales Promotion Department to enhance the Sales Headquarters.
2) The Company has set up a Group Management Planning Department and a President's Office under the direct control of the president to consolidate the functions of the entire Group and bolster business efficiency.
3) To adopt a division name that makes clear the operational responsibilities of the division at the Business Administration Headquarters, we will change the name of the Business Administration Division to the General Accounting Department.

2. Personnel changes

New title	Name	Former title
Corporate Executive Officer, General Manager of the Sales Headquarters	Tsuyoshi Kanno	Corporate Executive Officer, General Manager of the Sales Headquarters and the Tokyo Metropolitan Area
Corporate Executive Officer, General Manager of the New Business Development Department, Sales Headquarters	Jun Teramoto	Corporate Executive Officer, Deputy General Manager of the Sales Headquarters (Head of the Tokai, Kansai, Chugoku-Shikoku-Kyusyu Blocs)
Corporate Executive Officer, General Manager of the Business Promotion Department, Sales Headquarters	Kazuki Sakamaki	Representative Director and President, Fullcast HR Institute Co., Ltd.
Corporate Executive Officer, General Manager of the Group Management Planning Department and General Manager of the General Accounting Department	Shingo Tsukahara	Corporate Executive Officer, General Manager of the Business Administration Division and General Manager of the Finance & Investor Relations

Corporate Executive Officer, General Manager of the President's Office	Futoshi Kitagawa	Corporate Executive Officer, General Manager of the Group Strategy Division
General Manager of the Tokyo Metropolitan Area Sales Division, Sales Headquarters	Takayoshi Sakamoto	Senior Manager of the Saitama Bloc, Tokyo Metropolitan Area Sales Division, Sales Headquarters
General Manager of the Business Promotion Department, Sales Headquarters	Kenji Hirata	Assistant to the General Manager of the Sales Headquarters
General Manager of the Compliance Promotion Department	Tetsuya Niwa	General Manager in charge of the General Affairs and the Legal Affairs
Resignation	Toru Wada	Corporate Executive Officer, Deputy General Manager of the Sales Headquarters (Head of the East Japan Bloc)

3. Executive Personnel Changes in Subsidiaries

New title	Name	Former title
Representative Director and President, Fullcast HR Institute Co., Ltd.	Toshiro Miyahara	—
Managing Director, General Manager of the Employment Placement Department, Fullcast HR Institute Co., Ltd.	Kaname Iwatani	Corporate Executive Officer, Fullcast Co., Ltd.
Chairman of the Board of Directors, Fullcast Advance Co., Ltd.	Toshihiro Ishibashi	Corporate Executive Officer, General Manager of Compliance Promotion Department, Fullcast Co., Ltd.
Executive Managing Director, General Manager of the Sales Headquarters, Fullcast Advance Co., Ltd.	Kazuhiro Yamaguchi	Corporate Executive Officer, General Manager of the Sales Promotion Division, Fullcast Co., Ltd.

*Officers of subsidiaries will assume their posts at a meeting of the Board of Directors to be held after the appointment of directors is approved at the shareholders' meetings of the respective subsidiaries.

###

September 26, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi, Managing Director and Chief Administrative Officer
Shingo Tsukahara, Executive Officer and General Manager of Finance and Investor Relations
Telephone: +81-3-3780-9507

For Immediate Release

Acquisition of Additional Shares of Net it works, Inc. (Release No.2)

Fullcast Co., Ltd. is pleased to announce that Fullcast acquired additional shares issued by a consolidated subsidiary Net it works, Inc. (NIW)

Details

1. Reasons for Acquisition of Shares and Profile of NIW

Fullcast acquired additional NIW shares following a resolution at its Board of Directors meeting on September 6, 2007, with the purpose of further bolstering Group synergy.

Please refer to our press release on September 6, 2007 titled "Acquisition of Additional Shares of Net it works, Inc." for a profile of NIW.

2. Names of sellers of shares and number of transferred shares

(1) Masami Kitada 691,895 shares

3. Number of shares, acquisition value, and shareholding before and after the acquisition

(1) Number of shares held before acquisition: 2,205,400 shares (equity stake: 51.00%)

(2) Number of shares being acquired: 691,895 shares (acquisition value: ¥311,352,750)

(3) Number of shares held after acquisition: 2,897,295 shares (equity stake: 67.00%)

4. Schedule

September 26, 2007: share transfer date

5. Business forecast

The impact of the acquisition of additional shares on the full-term business results of Fullcast for the year ending September 2007 will be minimal.

###

(Summary English Transaction)

Reissue of Extraordinary Report

September 21, 2007
Fullcast Co., Ltd.

1. Reason for Filling

We hereby submit a reissue of the extraordinary report originally submitted on August 10, 2007 to correct the effect of business administration expenses on consolidated and non-consolidated income in light of our recent forecasts.

2. Details of the correction

[Before Correction]
2) Matters to be reported
(1) Payment of "Administrative Expense"
- Impact on Results

As of August 3, we had received 13,316 applications (7,084 on August 1, 3,816 on August 2, and 2,416 on August 3) for reimbursement. Of these, we have processed 5,765 applications representing a total amount of ¥475 million. Fullcast will take into full consideration the applications of temporary staff members and individual circumstances between temporary staff members and the Company. Based on this, we will respond positively to applications for reimbursements made by temporary staff members who misunderstood the system. As a consequence, we have yet to determine the influence on our results.

[After Correction]
2) Matters to be reported
(1) Payment of "Administrative Expense"
- Impact on Results

For Fiscal Year Ending September 2007, the Company expects to register extraordinary losses of 1,808 million yen from the payments associated with business administrative expenses.

3. The correction

The correction is underlined.

###

September 18, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi, Managing Director and Chief Administrative Officer
Shingo Tsukahara, Executive Officer and General Manager of Finance and Investor Relations
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of Revised Full-Year Business Forecasts for Fiscal Year Ending September 2007

Fullcast Co., Ltd. has amended its "Notice of Revised Full-Year Business Forecasts for Fiscal Year Ending September 30, 2007," announced on August 6, 2007.

Details

1. Full-Year Forecasts for the Fiscal Year Ending September 2007 (October 1, 2006 to September 30, 2007)

[Consolidated] (Million yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecasts (A)	106,600	1,750	1,460	690
Revised forecasts (B)	106,600	1,750	1,460	-730
Increase or Decrease (B - A)	–	–	–	-1,420
% change	–	–	–	-205.8%
(Reference) Actual full-year results for the fiscal year ended September 2006	90,163	4,715	4,550	2,942

[Non-consolidated] (Million yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecasts (A)	44,170	-270	-240	140
Revised forecasts (B)	44,170	-270	-240	-1,280
Increase or Decrease (B - A)	–	–	–	-1,420
% change	–	–	–	-1,014.3%
(Reference) Actual full-year results for the fiscal year ended September 2006	45,064	2,827	2,859	1,610

2. Reasons for Revisions of Full-Year Forecasts

The Company expects to register extraordinary losses of 1,808 million yen from the payments associated with business administrative expenses, 389 million yen from the integration of the business bases, and 190 million yen from the termination of naming rights. As a result, full-year forecasts have been revised as presented in "Consolidated" and "Non-Consolidated" of 1, above.

###

September 18, 2007

Company name: Fullcast Co., Ltd.

Chairman and Chief Executive Officer: Takehito Hirano

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Executive Officer and General Manager of Finance and Investor Relations

Telephone: +81-3-3780-9507

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2007

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2007.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,949	9,177	9,918	8,079	8,586	10,849	9,224	8,659	9,166	9,882	7,935	
Accumulative	8,949	18,125	28,043	36,122	44,708	55,557	64,780	73,439	82,605	92,488	100,423	
Year on Year (Accumulative)	136.8%	135.9%	136.5%	136.1%	134.1%	130.8%	130.1%	129.6%	128.7%	127.1%	123.6%	
Rate of progress	8.4%	17.0%	26.3%	33.9%	41.9%	52.1%	60.8%	68.9%	77.5%	86.8%	94.2%	

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2007 published on September 18, 2007, namely 106,600 million yen, expressed as a percentage.

Summary

In the August monthly results, sales in the Spot Business amounted to 3,016 million yen (down 36.6% from the same month last year), reflecting the suspension of business by Fullcast from August 10 (*1) and the transfer of all shares of a consolidated subsidiary (*2). On the other hand, sales in the Technology Business, where the scope of consolidation has changed (*3) rose to 1,747 million yen (up 50.0%).

As a result, consolidated sales amounted to 7,935 million yen (down 6.5% from the same month of the previous year)

If the impact of the transfer of the subsidiary in the Spot Business is excluded, sales fell 29.7%.

* 1 - On August 3, 2007, Fullcast Co., Ltd. received an order from the Tokyo Labor Bureau to suspend its worker dispatching business and an order to improve its worker dispatching operations, under Section 2 of Article 14 and Section 1 of Article 49 of the Worker Dispatching Law.
  (Details of Worker dispatching business suspension)
  · For all offices, a suspension of the worker dispatching business for one month
  · For three offices in Kobe (Sannomiya Branch Office, Sannomiya Kitaguchi Branch Office, and Motomachi Branch Office), which dispatched workers to a harbor transport operation, a suspension of the worker dispatching business for two months
* 2 - Fullcast transferred all Apayours Co., Ltd. shares, which was excluded from the scope of consolidation in July 1, 2007 [Spot Business]
* 3 - Net it works Inc. ("NIW") has changed from an affiliate to a consolidated subsidiary in June 30, 2007 [Technology Business]

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

###

September 10, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Executive Officer and General Manager of Finance and Investor Relations
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of Consolidation of Offices

Fullcast announces that it expects to post an extraordinary loss in association with a resolution to consolidate offices, adopted at a meeting of the Board of Directors held on September 10, 2007.
Details are as follows:

Details

1. Reason for Consolidation

In recent years, Fullcast has increased the number of its offices rapidly to faciliate growth. However, with the change in the environment surrounding the temporary staffing business and in the Company's management system, not all offices are posting satsifactory revenues. In response, the Company has decided on a program of consolidation involving 111 offices.

By consolidating offices, the Company aims to improve business efficiency at each office and increase margins. In association with the consolidation, the Company will bolster its compliance system and encourage its customers and registered staff to use its services continuously with a sense of security.

2. Schedule for Consolidation

The Company will consolidate offices in September 2007 after informing affected customers and staff of nearby offices and completing the transfer of business. The number of offices to be consolidated by region (based on the Company's classification for management) are: 6 in Hokkaido and Tohoku, 6 in Koshinetsu and Hokuriku, 51 in Kanto, 14 in Tokai, 21 in Kansai, 7 in Chugoku and Shikoku, and 6 in Kyushu. The total number is 111.

3. Outlook

The Company plans to post expenses from the termination of property leases associated with the consolidation of offices, etc. as an extraordinary loss (loss on office closings) for the term ending September 30, 2007. The amount will be announced as soon as the calculation is complete.

(Reference) Reimbursement of administrative expenses

As for the reimbursement of administrative expenses announced on July 6, we had received 26,821 applications for reimbursement as of August 31. Of these, we have processed 26,761 applications representing a total amount of ¥1,426 million, and had received 28,704 applications for reimbursement as of September 7. Of these, we have processed 28,589 applications representing a total amount of ¥1,488 million. We will announce the timing for the recording of any loss and the amount of the loss, taking future payments into consideration.

Note: We had received 13,316 applications as of August 3. Of these, we have processed 5,765 applications representing a total amount of ¥475 million.
We had received 20,486 applications for reimbursement as of August 16. Of these, we have processed 16,110 applications representing a total amount of ¥966 million.

###

September 6, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Executive Officer and General Manager of Finance and Investor Relations
Telephone: +81-3-3780-9507

For Immediate Release

Acquisition of Additional Shares of Net it works, Inc.

Fullcast Co., Ltd. is pleased to announce that a meeting of the Board of Directors held on September 6, 2007 resolved to acquire additional shares issued by Net it works, Inc.

Details

1. Reasons for Acquisition of Shares

Fullcast acquired 1,560,000 shares (36.08% of all issued shares) in Net it works Inc. (NIW) on September 11, 2006, and made it an equity-method affiliate on September 30, 2006. On February 16, 2007, Fullcast acquired additional shares in NIW. At NIW's Ordinary General Meeting of Shareholders held on May 30, 2007, directors of Fullcast and Fullcast's subsidiaries were appointed to the Board of Directors of NIW, gaining a majority of seats on the Board. Effective June 30, 2007, NIW changed from an equity-method affiliate to a consolidated subsidiary.

Fullcast will continue to acquire additional shares in NIW to further strengthen Group synergy in the future.

2. Profile of Net it works, Inc.

(1) Trade name: Net it works, Inc.

(2) Representative: Masami Kitada, President & CEO

(3) Registered office: 2-18-4 Kamimeguro, Meguro-ku, Tokyo

(4) Head office: 2-20-16 Yanagibashi, Taito-ku, Tokyo

(5) Founded: March 1967

(6) Main businesses: Network solution business and IT solution business

(7) Account closing: February

(8) Employees: 277 (as of the end of June 2007)

(9) Main offices: Tokyo Head Office, Kansai Office, Hokkaido Office

(10) Paid-in capital: 493.99 million yen (as of the end of June 2007)

(11) Total number of shares issued: 4,324,320 shares

(12) Principal shareholders

(As of August 31, 2007)

Shareholders	Number of shares	Ownership ratio
Fullcast Co., Ltd.	1,810,000	41.86%
Masami Kitada	1,807,410	41.80%

(13) Results for recent fiscal periods

Fiscal year	FY2/05	FY2/06	FY2/07
Sales	6,192,490 thousand yen	5,538,108 thousand yen	5,813,491 thousand yen
Operating income	312,042 thousand yen	100,154 thousand yen	329,301 thousand yen
Ordinary income	287,359 thousand yen	85,432 thousand yen	354,351 thousand yen
Current net income	21,473 thousand yen	-181,939 thousand yen	446,343 thousand yen

3. Names of sellers of shares and number of transferred shares

(1) Masami Kitada 343, 650 shares

(2) Katsumi Kitada 31,750 shares

(3) Tomoko Kitada 20,000 shares

4. Number of shares, acquisition value, and shareholding before and after the acquisition

(1) Number of shares held before acquisition: 1,810,000 shares (equity stake: 41.86%)

(2) Number of shares being acquired: 395,400shares (acquisition value: ¥177,930,000)

(3) Number of shares held after acquisition: 2,205,400shares (equity stake: 51.00%)

5. Schedule

September 6, 2007: Resolution at the Board of Directors' meeting

September 6, 2007: Assignment of shares (planned)

6.Business forecast

The impact of the acquisition of additional shares on the full-term business results of Fullcast for the year ending September 2007 will be minimal.

###

Purchasing Condition Report of Treasury Stock

September 6, 2007
Fullcast Co., Ltd.

Type of share Common share

1. Acquisition
(1) Acquisition by resolution of a general meeting of shareholders
No applicable item

(2) Acquisition by resolution of a meeting of the Board of Directors

As of August 31, 2007

Category	Number of shares (shares)		Total price (yen)
Acquisition by resolution of a meeting of the Board of Directors on December 21, 2006 (Period of acquisition: December 22, 2006 to September 30, 2007)		10,000	3,000,000,000
Treasury stocks acquired in the reporting month (Date of acquisition)	—	—	—
Total	—	—	—
Total treasury stocks acquired as of the end of the reporting month		4,571	1,284,533,000
Progress in acquisition of treasury stocks (%)		45.7	42.8

2. Processing

No applicable item

3. Holdings

As of August 31, 2007

Holdings as of the end of the reporting month	Number of shares (shares)
Total number of shares outstanding	275,964
Number of treasury stocks held	11,100

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Executive Officer and General Manager of Finance and Investor Relations
Telephone: +81-3-3780-9507

For Immediate Release:

Notice Concerning Today's Press Reports

Fullcast Co., Ltd. announces that it has entered into discussions with Miyagi Prefectural Government yesterday with regard to the termination of the naming rights agreement for the Miyagi Prefectural Stadium and the withdrawal of its nickname, as detailed below.

1. Background

Taking seriously the administrative penalty recently received from the Tokyo Labour Bureau, Fullcast discussed the action that it should take with respect to its naming rights for the Miyagi Prefectural Stadium. It reached the conclusion that having its name on a landmark facility of Miyagi Prefecture was causing considerable concern to prefectural residents and others, and entered into talks with the Miyagi Prefectural Government with a view towards renouncing its naming rights and discontinuing the sponsored name of the stadium. Fullcast will be filing a formal proposal for the renunciation next week.

2. Future Outlook

The effective period of the naming rights and the cost issues will be settled through consultation with the Miyagi Prefectural Government.

Fullcast plans to report consolidated full-term business forecasts for the term ending September 2007, as soon as the calculations are complete.

###

END